                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3)(1)

                           CoSine Communications, Inc.
                           ---------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    221222607
                                    ---------
                                 (CUSIP Number)

                             WARREN G. LICHTENSTEIN
                             STEEL PARTNERS II, L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 520-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 26, 2005
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

     NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

---------------------                                        -------------------
CUSIP No. 221222607                   13D                     Page 2 of 10 Pages
---------------------                                        -------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF          7     SOLE VOTING POWER
  SHARES
BENEFICIALLY                   2,382,884
  OWNED BY
   EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,382,884
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,382,884
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                        -------------------
CUSIP No. 221222607                   13D                     Page 3 of 10 Pages
---------------------                                        -------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF          7     SOLE VOTING POWER
  SHARES
BENEFICIALLY                   2,382,884
  OWNED BY
   EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,382,884
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,382,884
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                        -------------------
CUSIP No. 221222607                   13D                     Page 4 of 10 Pages
---------------------                                        -------------------

================================================================================
    1          NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF          7     SOLE VOTING POWER
  SHARES
BENEFICIALLY                   2,382,884(1)
  OWNED BY
   EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,382,884(1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,382,884(1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

(1) Excludes 1,898,337 shares subject to an Irrevocable Proxy given by George W.
Haywood and his affiliates (the "Sellers") to Mr.  Lichtenstein  pursuant to two
Stock  Purchase  Agreements  dated October 26, 2005 by and among the Sellers and
WHX CS Corp.  The proxy was given in connection  with the sale of the Shares and is anticipated to be used by WHX CS Corp.,  with Mr.  Lichtenstein as its agent, during the Annual  Meeting of the Issuer to be held on November  15, 2005 with a record date of October 3, 2005, and any adjournments  thereof, and thereafter is expected to be terminated.  Mr. Lichtenstein  disclaims  beneficial ownership of such Shares.

---------------------                                        -------------------
CUSIP No. 221222607                   13D                     Page 5 of 10 Pages
---------------------                                        -------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                          JACK L. HOWARD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF          7     SOLE VOTING POWER
  SHARES
BENEFICIALLY                   170,800(1)
  OWNED BY
   EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               170,800(1)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    170,800(1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

(1)  Excludes  1,898,337 shares subject to an Irrevocable  Proxy given by George
     W. Haywood and his affiliates (the "Sellers") to Mr. Howard pursuant to two
     Stock Purchase  Agreements  dated October 26, 2005 by and among the Sellers and WHX CS Corp.  The proxy was  given in  connection  with the sale of the
     Shares and is  anticipated  to be used by WHX CS Corp.,  with Mr. Howard as its agent,  during the Annual  Meeting of the Issuer to be held on November
     15,  2005  with a record  date of  October  3,  2005  and any  adjournments thereof, and thereafter is expected to be terminated.  Mr. Howard disclaims beneficial ownership of such Shares.

---------------------                                        -------------------
CUSIP No. 221222607                   13D                     Page 6 of 10 Pages
---------------------                                        -------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                          JL HOWARD, INC.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF          7     SOLE VOTING POWER
  SHARES
BENEFICIALLY                   500
  OWNED BY
   EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               500
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                        -------------------
CUSIP No. 221222607                   13D                     Page 7 of 10 Pages
---------------------                                        -------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                          J HOWARD, INC.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF          7     SOLE VOTING POWER
  SHARES
BENEFICIALLY                   170,300
  OWNED BY
   EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               170,300
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    170,300
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                        -------------------
CUSIP No. 221222607                   13D                     Page 8 of 10 Pages
---------------------                                        -------------------

     The  following  constitutes  Amendment  No. 3  ("Amendment  No.  3") to the
Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule
13D as specifically set forth.

     Items 5(a) and 5(b) are hereby amended and restated to read as follows:

Item 5.   Interest in Securities of the Issuer.

          (a) The aggregate  percentage of Shares  reported owned by each person named herein is based upon 10,090,365  Shares  outstanding as of October 3, 2005 as reported in the Issuer's Definitive Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on October 24, 2005.

     As of the  close of  business  on  October  26,  2005,  Steel  Partners  II beneficially  owned 2,382,884 Shares,  constituting  approximately  23.6% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 2,382,884  Shares owned by Steel Partners
II, constituting approximately 23.6% of the Shares outstanding.

     On  October  26,  2005,  WHX CS Corp.,  a wholly  owned  subsidiary  of WHX
Corporation,  purchased  an  aggregate  of  1,898,337  Shares,  or  18.8% of the outstanding Shares,  pursuant to two Stock Purchase Agreements dated October 26,
2005 (the  "Haywood  Purchase  Agreements")  by and among the Sellers and WHX CS
Corp.  Steel Partners II owns 50.3% of the  outstanding  shares of common stock,
$0.01 par value of WHX  Corporation.  WHX CS Corp.  has  dispositive  and voting power  over  such  Shares.  Mr.  Lichtenstein  is  Chairman  of the Board of WHX
Corporation,  and  other  affiliates  of  Steel  Partners  II are  officers  and directors of WHX Corporation.  Steel Partners II disclaims  beneficial ownership of the Shares  purchased  by WHX CS Corp.  and has  excluded  such Shares in its filing.

     As the sole executive officer and managing member of Partners LLC, which in turn is the general partner of Steel Partners II, Mr. Lichtenstein may be deemed
to  beneficially   own  the  2,382,884   Shares  owned  by  Steel  Partners  II,
constituting approximately 23.6% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive  power with respect to the 2,382,884 Shares owned by
Steel Partners II by virtue of his authority to vote and dispose of such Shares.

     As of the close of business on July 26, 2005, JL Howard  beneficially owned
500 Shares,  constituting less than 1% of the Shares  outstanding,  and J Howard beneficially owned 170,300 Shares, constituting approximately 1.7% of the Shares outstanding.  Jack L. Howard has sole voting and dispositive  power with respect to the 500 Shares  owned by JL Howard,  constituting  less than 1% of the Shares outstanding,  and  with  respect  to  the  170,300  Shares  owned  by J  Howard, constituting  approximately  1.7% of the Shares  outstanding.  Accordingly,  Mr.
Howard may be deemed to  beneficially  own the 170,800 Shares owned by JL Howard and J Howard, constituting approximately 1.7% of the Shares outstanding.

     In connection with the Haywood Purchase  Agreement,  irrevocable proxies to vote an aggregate  of 1,898,337  shares of the Issuer were granted as of October
26, 2005 by the Sellers.  The proxy was granted to Messrs.  Warren  Lichtenstein and Hack Howard,  as agents of WHX CS Corp.  The proxy is anticipated to be used

---------------------                                        -------------------
CUSIP No. 221222607                   13D                     Page 9 of 10 Pages
---------------------                                        -------------------

by WHX CS Corp.  during the Annual  Meeting of the Issuer to be held on November
15, 2005, with a record date of October 3, 2005, and any  adjournments  thereof, and thereafter is expected to be terminated.

            [The remainder of the page was intentionally left blank.]

---------------------                                        -------------------
CUSIP No. 221222607                   13D                    Page 10 of 10 Pages
---------------------                                        -------------------

                                  SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2005                STEEL PARTNERS II, L.P.

                                       By:  Steel Partners, L.L.C.
                                            General Partner

                                       By: /s/ Warren G. Lichtenstein
                                           -------------------------------
                                           Warren G. Lichtenstein
                                           Managing Member

                                       STEEL PARTNERS, L.L.C.

                                       By: /s/ Warren G. Lichtenstein
                                           -------------------------------
                                           Warren G. Lichtenstein
                                           Managing Member

                                       /s/ WARREN G. LICHTENSTEIN
                                       -----------------------------------
                                       WARREN G. LICHTENSTEIN

                                       /s/ JACK L. HOWARD
                                       -----------------------------------
                                       JACK L. HOWARD

                                       JL HOWARD, INC.

                                       By: /s/ Jack L. Howard
                                           -------------------------------
                                           Jack L. Howard, President

                                       J HOWARD, INC.

                                       By: /s/ Jack L. Howard
                                           -------------------------------
                                           Jack L. Howard, President